Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 12, 2009, NRG Energy, Inc. (“NRG”) held its earnings call for the year ended December 31, 2008. Below are excerpts from the presentation and conference call relating to Exelon Corporation.
David Crane — President and CEO of NRG — Introduction
Thank you, Nahla and good morning everyone and thank you for joining us for our year end 2008 conference call. Today I am joined by Bob Flexon our Chief Operating Officer and Clint Freeland our Chief Financial Officer will be giving further presentation. I also have with me Mauricio Gutierrez has who runs our Commercial Operations Group and he will be available to answer questions and also our General Counsel, Andrew Murphy in case we get any legal questions.
In a moment I will be turning the call over to Bob and Clint to review our operational and financial results for the fourth quarter and the full year 2008. As you saw from our release 2008 was a record year for NRG which was all the more remarkable given the unprecedented economic turmoil that that confronted all of us in the second half of the year. Well, we’ve recognize that this call must be about much more than our year end results however good they might be. This call more pointedly than many other must address NRG’s long term future in light of the Exelon offer and the other potential alternatives available to us. Since September 2008, NRG’s management and Board of Directors have expended an enormous amount of time, energy and care considering Exelon’s unsolicited exchange offer at 0.485, with the February 25 deadline for there second straw poll now looming, many of you again will have a chance to consider their offer and undoubtedly again Exelon will be exhorting you to tender your shares on that day in order to send a message to NRG’s management.
Let me explain to you why come February 25, you should send Exelon a message by not tendering. Bluntly put, the Exelon offer is a low ball, uncertain and unstable offer for a strong fiscally sound well-run competitive power generation company that has an extremely bright future with exciting growth opportunities that we have the financial strength there act upon.
Moreover, these are growth opportunities which are unique to NRG and that Exelon simply does not have the capability to realize upon themselves. A great majority of NRG shareholders, both of those who did tender and those who did not, have told us that the current exchange ratio offered by Exelon is unfair to NRG shareholders. It captures a severely disproportionate share of NRG’s value and of the potential value embedded within the combination of the two companies for Exelon shareholders and to the detriment of NRG’s shareholders. As I have said the unfairness of the current exchange offer as a matter of fundamental economic value, is obvious even to those who tendered to Exelon on January 6th. But where reasonable shareholders have differed on is the answer to two basic questions. Whether Exelon is capable of offering and materially better price for NRG? And, whether they ever would? Let me answer those two questions in order.
First is Exelon able to offer a materially better price for NRG, the answer to that question unequivocally is yes, each year for the past several year NRG management has presented to our Board of Directors a quantitative analysis of each major utilities ability to pay for NRG, and every year Exelon has been at the top of the list, at least among American utilities. That is a major reason why when John Rowe called me in late September to express his interest in NRG I met with him just 4 days later. That meeting proved fairly uneventful, certainly the impression left with us by Exelon, was that they were seeking to do a consensual deal at a reciprocal valuation level that would be fair to both company’s shareholders. Three weeks later, however when Exelon preemptively launched its hostile bid on a Sunday night at the extreme low ball exchange ratio of 0.485 it was immediately obviously that they had decided to take a very different approach. Taking advantage of the broader market place at that time that had just been carpet bombed by the Lehman Brothers bankruptcy the total paralysis of the credit markets and in the near collapse as a global banking system and motivated by the envy with which Exelon looked upon Mid-Americans bargain-basement deal for constellation.
Exelon adopted a course of action that was designed quite simply to steal NRG from its shell shocked shareholders. But of course NRG would not been and is not now anything like the situation Constellation was in. This is what forms the nature in tone of our response to Exelon in November.
From January we got the message from our shareholders that they want to see another discussion between Exelon and NRG in the hopes they would lead to a materially better price. So I met with John in Washington and he confirmed that even with due diligence price increase from Exelon if at all would not and I repeat the word not be meaningful. And that was this is about the price, everything else is noise and that is indeed what Exelon’s strategy is now and will continue to be a distraction to NRG shareholders with red-herrings about being denied due diligence, and with exotic board packing schemes and distractive with unfounded and its actually unsupportable acquisition that the NRG Board is not independent and that they and particularly David Crane are entrenched. All of this is to distract from the fundamental factor Exelon’s current offer represented terrible value propositions to NRG shareholders. So let me demonstrate what I mean. Let’s look at the numbers on slide 5 lets use as a reference point the year 2010, not 2008, but 2010. Furthermore let’s use Exelon’s own numbers the numbers recently used by Exelon to demonstrate to their own shareholders that the consummation of this deal at a 0.485 exchange ratio would result in a 33% free cash flow accretion to Exelon. Exelon’s own calculation shows that a 33% free cash flow accretion to their shareholders is a 49% free cash flow dilution to NRG shareholders. A 49% free cash flow dilution in 2010 — in dollar terms — NRG shareholders stand to receive $1.95 a share as part of Exelon versus $3.82 a share as a standalone company. That is a very steep penalty for NRG shareholders to pay but the thing is as time has passed it has only gotten worse based on our updated cash, tax forecasts we recently announced we expect our effective cash tax rate in 2010 to decline significantly generating another $150 million in free cash flow which in turn will drive NRG’s shareholder dilution from the Exelon offer up to 53%. Now our shareholders are looking at giving up $4.36 a share as a standalone company for the opportunity they make $2.05 a share as part of Exelon. Exelon in their investor presentation filed earlier this week responds to this basic value disequilibrium by pointing out the financial salvation that they hope to receive through the Pennsylvania PPA roll-off currently scheduled for 2011 and to the pot of gold that they believe will be dropping into their lap by federal climate change legislation. Legislation which I should point out is yet to be proposed, debated, enacted, signed into law or implemented, so if you remember one thing about my preliminary remarks here today remember this the more value NRG creates today and in the perceivable future as we continue to implement our business plan, the more dilutive and value destructive the proposed Exelon transaction becomes to you the owners of NRG. Remember this because we fully intend to be back before you in the weeks and months to come having created more value, value that you can as I used to be said, put in the bank. For your part, we understand that many of you tendered to Exelon on January 6, because you saw it as a risk free way to keep the process going. We understand your motivation with equity returns under extreme pressure any positive return whatsoever can seem attractive and are preferable to no gain at all. We wholly understand that, but endorsing Exelon’s current offer at this point may be construed as an affirmation that it implies a fair value for our company’s equity.
That simply isn’t so and the more investors have called back their shares, the more leverage we will have in any further talks, talks which we are willing to have with Exelon or any other potential acquirer. To all of our shareholders whichever way you went on January 6, this time reject Exelon’s exchange offer, demand a fair allocation of the combined company, send a message to Exelon by not tendering that you want and indeed you insist on a better offer.
Slide 5 from Earnings Presentation

The Exelon Proposal: What is the Value Proposition?

2010E FCF Per Share[1]

Exelon's Perspective on the Combination
$3.04
$4.03
$0.99
+ 33%
EXC Standalone
EXC Combination Pro Forma
Accretion
Note: As of 11/10/08
What it Really Means to NRG Shareholders
$3.82
($1.87)
- 49%
$1.95
NRG Standalone
EXC Combination Pro Forma
Dilution
Note: As of 12/1/08
And It's Only Getting Worse for NRG Shareholders
$4.36
($2.31)
Accelerated usage of NOLs
- 53%
$2.05
NRG Standalone
EXC Combination Pro Forma
Dilution
Note: As of 2/12/09

[1] Source: Exelon 11/10/08 EEI Presentation page 6; Not intended as earnings guidance or as a forecast of expected results

Under the Exelon acquisition, NRG shareholders would experience massive free cash flow dilution

Question and Answer
Operator: Thank you. Our next question will be from Lasan Johong of RBC Capital Market.
Mr. Johong: Few questions very quickly, I will just rattle them off and I will let you take the time answering them. Would you consider an alternative transaction to what Exelon’s proposing, i.e. would you exchange for example STP for all of Exelon’s nuclear IPP portfolio, along with NINA?
David Crane: So, question 1, would we consider some swap arrangement nuclear for something of Exelon’s, we haven’t looked at that in any great detail. We see tremendous value in the nuclear program, we think in particular the nuclear development, it’s the value that’s only going to increase overtime, it’s nuclear is absolutely the key to the decarbonizing of NRG overtime. So, it’s pretty fundamental to us, we ascribe quite a high value to it. And then, technically, I have to tell you because of the nature of the partnership arrangement with San Antonio in Austin, it’s very difficult for us to unilaterally carve out nuclear from NRG it cannot be done without the consent of the two partners. So that’s one of the reasons why we haven’t spent a lot of time evaluating, but second is the fact we put a lot of value on nuclear.
Operator: Thank you. Our next question will now come from Neil Mitra of Simmons & Company.
Mr. Mitra: Hi, thanks. In regards to the Exelon offer can you discuss your concerns of Exelon gaining control on the NRG board and the implementation where as they trying to structure a reverse merger or other vehicle in order to not trip change control covenants and has Exelon indicated any willingness to increase exchange offer that able to avoid change of control on your bonds?
David Crane: Well, I mean as Exelon indicating willingness increase their exchange offer, we pretty much — well while we heard what they said in public about their price is their price is their price, there pricing — they hinted at various times that they have one sort of bump in them, but when I met with John Rowe, in January, he made it very clear that any bump would not be a meaningful number and that’s their own words. So, I am not sure there is anything out there that would prompt Exelon at this point to make a significant increase, but that’s really question better posed to them. Where they stand with there board packing scheme or whatever you call it, it seems obviously that this change control issues is, this is an important issue obviously it seems what Exelon is trying to do with the nature of the board packing scheme that they get effective control of NRG, without triggering the legal change of the control. And we take their risk that if a change of control should be triggered inadvertently very seriously, and why is that — what happened if the board became 10/9 or 9/8 or something like that. You know if at any point thereafter incumbent NRG Director resigns that — that triggers the change of control. You will see that we have identified that as a risk in our 10-K. So, our board is looking into that issue, and all I can tell you is that certainly our board thinks that an inadvertent change of control of the company in a time when the capital markets are still pretty seized up would have the potential to be a very serious value destructive event for NRGs equity. So, in our board is obviously taking s a concern about that, but no decision has been made.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES

AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Safe Harbor Disclosure
Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the Securities and Exchange Commission at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.